UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

California Micro Devices Corporation

(Name of Subject Company)

California Micro Devices Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130439 10 2

(CUSIP Number of Class of Securities)

Robert V. Dickinson

President and Chief Executive Officer

California Micro Devices Corporation

490 N. McCarthy Boulevard, #100

Milpitas, CA 95035

(408) 263-3214

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009, as amended on January 6, 2010 and January 13, 2010 (as previously filed with the SEC, collectively, the “Schedule 14D-9”) by California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), relating to the offer (the “Offer”) by Pac-10 Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), as set forth in a Tender Offer Statement filed by ON Semiconductor and Purchaser on Schedule TO, dated December 28, 2009, as amended by the Amendment No. 1 filed with the SEC on January 6, 2010 and Amendment No. 2 filed with the SEC on January 13, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of California Micro Devices, at a purchase price of $4.70 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

1. Item 4(b) of the Schedule 14D-9 (“Background and Reasons for the Recommendation”) is hereby amended and supplemented by adding the following additional information under the subheading entitled “Background of the Offer”:

“The management of the Company primarily involved in the discussions and negotiations with third parties described in this section were Mr. Robert V. Dickinson, the Company’s President and Chief Executive Officer; Mr. Kevin J. Berry, the Company’s Chief Financial Officer; and Mr. Kyle Baker, the Company’s Vice President of Marketing. With third parties who expressed significant interest in exploring discussions with the Company and entered into mutual confidential disclosure agreements with the Company, the Company also involved, as needed, its other executive staff members, including Ms. Zareen Mohta, the Company’s Manager of Human Resources; Mr. Manuel Mere, the Company’s Vice President, Operations and Information Systems; Mr. Juergen Lutz, the Company’s Vice President, Engineering; and Mr. Daniel Hauck, the Company’s Vice President, Sales.

As previously disclosed, the Company evaluated approximately 15 potential acquisitions and investments between late 2008 and August 2009, with the Company’s management ultimately determining, after consultation in some instances with the California Micro Devices Board, that none of them were in the best interests of the Company or its stockholders to pursue. The reasons the Company’s management determined that the potential acquisitions and investments were not in the best interests of the Company or its stockholders were that most of these companies were still early stage and therefore would require substantial investment to become cash flow positive and had substantial technical risk or market risk.

As previously disclosed, on March 12, 2009, the California Micro Devices Board determined that, in light of the depressed stock market and other factors, it was not in the best interests of the Company’s stockholders to actively pursue negotiations at that time regarding a sale of the Company. The other factors considered by the California Micro Devices Board on March 12, 2009 included its views that:

•	the stock market was not functioning efficiently for small-cap, thinly traded stocks such as the Company;

•	the Company’s stock price had been trading for the last five months at or below $2.00 per share, which were historically low levels that effectively meant the Company had zero enterprise value;

•

as a result the Company was undervalued in the market and a buyer would most likely base a price on premium to market rather than what the California Micro Devices Board believed was the Company’s true value;

•

the Company’s business had contracted during the economic slowdown and revenue was just beginning to recover and was expected to improve, which meant that a sale of the Company at that time would have been at or near the bottom of the Company’s historic revenue and expected future revenue; and

•

the Company had encouraging customer prospects for revenue recovery and cost saving plans that were expected to enable it to return to positive cash flow and achieve non-GAAP profitability, both of which were expected to increase the Company’s value as they became known.

As previously disclosed, on June 3, 2009, the California Micro Devices Board instructed the Company’s management to further evaluate potential strategic alternatives and to defer hiring an investment banker for purposes of running an auction process while continuing to pursue informal discussions with Company A and ON Semiconductor. The California Micro Devices Board instructed the Company’s management to defer hiring an investment banker at that time primarily because, for the reasons described in the bullet points above, the Company would be in a better position to evaluate a potential sale as well as the appropriateness of an auction process run by an investment bank after additional and expected improved quarterly financial results were available.

As previously disclosed, beginning February 2009 and over the next few months, the Company’s management held meetings and participated in conversations with representatives of Company A. The type of transaction that the Company discussed with Company A was a stock-for-stock merger where the Company would be the surviving corporation and the Company’s current shareholders would own a minority position. No indication of interest was submitted to the Company by Company A.

As previously disclosed, on June 30, 2009, Company A informed the Company’s management that it would not continue discussions regarding a potential strategic transaction with the Company. The reasons discussions ceased with Company A were concerns expressed by Company A to the Company about possible adverse tax consequences and the future profitability of the Company’s protection business. In addition, the Company’s management expressed concerns to Company A that, if such a transaction was completed with Company A, Company A’s recent stock price appreciation would mean that the Company’s shareholders would not receive an appropriate level of ownership in Company A.

As previously disclosed, on July 6, 2009, the California Micro Devices Board held a meeting to discuss ON Semiconductor’s revised expression of interest, the status of other open discussions and the other strategies available to the Company. At this meeting, the California Micro Devices Board was apprised of the status of discussions with Company A, which had ceased since the last California Micro Devices Board update, and the strategies discussed including remaining a stand-alone company, acquiring another company or business, or pursuing a quasi-merger of equals.

As previously disclosed, on July 6, 2009, the California Micro Devices Board advised the Company’s management to respond to ON Semiconductor that the Company would be willing to enter into active negotiations at a purchase price of $5.50 per share without a market check that a more formal process would entail. As of July 6, 2009, the Company was beginning to experience some modest recovery in revenue and improvement in cash flows. However, the California Micro Devices Board continued to believe that the Company was undervalued and that additional financial results were necessary to demonstrate the Company’s prospects for growth and improved valuation. Nevertheless, the California Micro Devices Board believed that a purchase price of $5.50 per share represented a price that would well exceed the Company’s expected stock market valuation and therefore would justify active negotiations with a single party without the need to wait for future financial results or to conduct a formal auction process. The California Micro Devices Board also considered information provided by third parties, including Needham & Company (which had informally provided financial analysis to the Company). Following discussion of the factors described above, the California Micro Devices Board concluded that $4.60 was too low whereas $5.50 would warrant pursuing discussions for the reasons stated.

As previously disclosed, between June 2009 and September 2009, the Company’s management identified and contacted seven additional companies about whether they would be interested in pursuing a strategic transaction with the Company. The seven companies were identified by both the Company’s management and members of the California Micro Devices Board based on their extensive industry knowledge. The Company’s management and members of the California Micro Devices Board believed and determined that these companies would most likely be interested in acquiring the Company because they would see value in the Company’s technology and customer relationships and would derive greater profitability from the Company’s business than the Company could on a standalone basis through consolidation and because of their greater scale. The Company’s management and the California Micro Devices Board determined, based on industry knowledge, that other candidates were significantly less likely due to the absence or materially lesser magnitude of these synergies. The Company had already spoken to four companies, beside ON Semiconductor, one of whom was Company A. The Company’s management and the California Micro Devices Board concluded that only buyers who could realize synergies similar to those described above would be willing to pay a substantial premium above the Company’s current stock price, and therefore determined and believed that it would not be productive or otherwise worthwhile to contact purely “financial” or “non-strategic” buyers such as private equity funds.

As previously disclosed, on May 22, 2009, representatives of one of the Company’s largest stockholders, at the request of the stockholder, made a presentation to the California Micro Devices Board in which it recommended that the California Micro Devices Board attempt to maximize long-term stockholder value by exploring a sale of the Company to a strategic acquirer, indicating its belief that, based on an internal analysis, the Company could be sold at a price range of $4.00 to $5.00 per share. The stockholder who made this presentation was RiverSource Investments, LLC, through its investment advisor Seligman Investment.

As previously disclosed, on November 27, 2009, the California Micro Devices Board held a meeting and evaluated and discussed the non-binding proposals from Company C and ON Semiconductor, the alternatives of retaining an investment banker to perform an auction process, entering into exclusive negotiations with ON Semiconductor and remaining as a stand-alone company by executing a strategy of growth either organically or through acquisition. At this meeting, the California Micro Devices Board discussed and evaluated the likelihood that the Company could grow itself, by obtaining more revenue from existing customers or more customers and by developing new products internally or that it could grow by acquiring technologies or products developed by other companies or by acquiring other companies rapidly enough to be viable on a long term basis.”

2. Item 4(b) of the Schedule 14D-9 (“Background and Reasons for the Recommendation”) is hereby amended and supplemented by adding the following additional information under the subheading entitled “Opinion of California Micro Devices’ Financial Advisor”:

“The California Micro Devices Board considered seven financial advisors in its selection process. Needham & Company was retained by the California Micro Devices Board to act as its financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and the semiconductor industry generally. The cash fee paid to Needham & Company in connection with its rendering of its fairness opinion was $250,000.

Needham & Company’s presentation to the California Micro Devices Board did not include a discounted cash flow analysis because Needham & Company did not have reliable projections for a sufficiently long time period to perform a discounted cash flow analysis that would be useful in valuing California Micro Devices.

As previously disclosed with respect to the selected company analysis performed by Needham & Company, Needham & Company evaluated the ratios of enterprise value as a multiple of projected calendar year 2010

EBITDA of the Company relative to the range of comparable ratios for the selected companies. In evaluating these ratios, Needham & Company was aware that the Company’s management projected sequential quarterly growth in EBITDA during calendar year 2010, as set forth in the section “Projected Financial Information” beginning on page 32 of the Schedule 14D-9 (which information is included below as well). In addition, the multiples derived by Needham & Company in the selected companies analysis were based on observed prices in the trading markets and did not include a control premium.

With respect to the selected company analysis performed by Needham & Company, the following table sets forth information concerning the following additional multiples for the selected companies and the Company at the Offer Price:

•	enterprise value as a multiple of latest twelve months EBITDA;

•	enterprise value as a multiple of projected calendar year 2009 EBITDA;

•	enterprise value as a multiple of projected calendar year 2010 EBITDA;

•	price per share to the latest twelve month earnings per share;

•	price per share to the estimated calendar year 2009 earnings per share; and

•	price per share to book value.

	Low	High	Mean	Median	California Micro Devices @ $4.70 Offer Price
Enterprise value as a multiple of latest twelve months EBITDA	7.1x	23.8x	13.7x	12.0x	NM
Enterprise value as a multiple of projected calendar year 2009 EBITDA	8.0x	12.5x	10.9x	11.6x	NM
Enterprise value as a multiple of projected calendar year 2010 EBITDA	5.4x	15.9x	8.9x	7.4x	15.4x
Price per share to the latest twelve month earnings per share	16.9x	73.6x	45.2x	45.2x	NM
Price per share to the estimated calendar year 2009 earnings per share	19.0x	66.4x	48.7x	60.6x	NM
Price per share to book value	1.1x	3.9x	2.0x	1.7x	2.4x

With respect to the selected transactions analysis performed by Needham & Company, the following table sets forth information concerning the transaction and enterprise value for each of the transactions analyzed:

Transaction	Announced Transaction Value ($ in millions)	Enterprise Value ($ in millions)
ON Semiconductor/PulseCore(1)	$17.0	$17.0
ON Semiconductor/Catalyst(2)	$115.0	$85.4
Diodes/Zetex(3)	$176.0	$151.1
ON Semiconductor/AMIS Holdings(4)	$915.0	$1,074.4
ON Semiconductor/Analog Devices(1)	$185.0	$185.0
Exar/Sipex(5)	$174.5	$212.4
Cirrus Logic/Apex(1)	$42.0	$42.0
ON Semiconductor/California Micro Devices	$111.5	$67.3

(1)	Enterprise value deemed equal to transaction value since no balance sheet information was available.
(2)	All-stock consideration, transaction value based on the closing stock price of ON Semiconductor on July 16, 2008.
(3)	Balance sheet financial information based on Euro/Dollar exchange rate of 1.57425 on April 4, 2008.

(4)	All-stock consideration, transaction value based on the closing stock price of ON Semiconductor on December 12, 2007.
(5)	All-stock consideration, transaction value based on the closing stock price of Exar on May 7, 2007.

With respect to the premiums paid analysis performed by Needham & Company, the following table sets forth information concerning the transaction value and premiums paid for each transaction:

Announcement Date	Completion Date	Target	Acquiror	Announced Transaction Value ($ in millions)	Price Per Share ($)	Premium Paid(1)
						1 Day (Last Close)	7 Day	30 Day	60 Day	90 Day
12/07/09	Pending	ZiLOG, Inc.	IXYS Corp.	62.4	3.59	21%	19%	30%	37%	41%

10/05/09	11/27/09	OpenTV Corp.	Kudelski SA	144.9	1.55	17%	11%	21%	5%	23%

04/27/09	06/29/09	Tundra Semiconductor Corp.	Integrated Device Technology, Inc.	99.9	5.17	14%	15%	45%	138%	78%

05/11/09	06/23/09	Catapult Communications Corp.	Ixia	104.5	9.25	9%	24%	35%	47%	31%

12/23/08	03/12/09	Scopus Video Networks Ltd.	Harmonic, Inc.	78.3	5.62	46%	54%	52%	27%	22%

09/04/08	10/31/08	Captaris, Inc.	Open Text Corp.	127.1	4.80	28%	27%	42%	22%	16%

09/15/08	10/30/08	Napster, Inc.	Best Buy Co., Inc.	125.0	2.65	95%	102%	69%	143%	77%

06/17/08	10/07/08	Motive, Inc.	Alcatel-Lucent SA	67.8	2.23	53%	24%	49%	54%	44%

06/06/08	09/04/08	Tumbleweed Communications Corp.	Sopra Groupe SA	138.2	2.70	53%	46%	99%	88%	131%

05/01/08	06/18/08	NetManage, Inc.	Micro Focus International PLC	69.7	7.20	73%	74%	71%	51%	38%

03/10/08	05/23/08	WJ Communications, Inc.	TriQuint Semiconductor, Inc.	68.7	1.00	18%	18%	67%	33%	35%

12/27/07	03/06/08	Document Sciences Corp.	EMC Corp.	59.3	14.75	79%	76%	72%	44%	60%

05/03/07	08/20/07	EasyLink Services Corp.	Internet Commerce Corp.	63.8	5.80	12%	14%	14%	16%	19%

04/23/07	07/20/07	Terayon Communications Systems, Inc.	Motorola, Inc.	139.7	1.80	4%	9%	18%	-20%	-4%

05/14/07	07/12/07	Stratos International, Inc.	Emerson Electric Co.	118.0	8.00	3%	-1%	7%	11%	8%

01/08/07	05/25/07	Therma-Wave, Inc.	KLA Instruments Corp.	75.0	1.65	32%	38%	10%	22%	22%

		California Micro Devices(2)	ON Semiconductor	111.5	4.70	54%	57%	62%	53%	48%

(1)	Premiums paid based on calendar days.
(2)	Implied transaction premium based on closing prices as of 12/11/2009.

For purposes of the selected company, selected transactions and premiums paid analyses performed by Needham & Company, there was no identical company, transaction or business that was identical to either California Micro Devices or the Transaction. Accordingly, the evaluation of the results of these analyses was not entirely a matter of mathematical comparison, but rather involved complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the Company or Transaction to which they were being compared.”

Item 8. Additional Information.

1. Section (vii) of Item 8 of the Schedule 14D-9 (“Projected Financial Information”) is hereby amended and supplemented by adding the following projected financial information:

“The Company’s senior management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal quarter and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided certain financial forecasts prepared by senior management to ON Semiconductor, Purchaser, and the California Micro Devices Board in connection with their consideration of the Offer and the Merger and to Needham & Company in connection with its analysis described under “Opinion of California Micro Devices’ Financial Advisor.” We are including below additional projections, which were provided to ON Semiconductor, Purchaser, the California Micro Devices Board and in certain cases to Needham & Company, to provide our stockholders access to this information. The inclusion of this information should not be regarded as an indication that ON Semiconductor, Purchaser, the California Micro Devices Board, Needham & Company or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results or to be material as to the decision by stockholders to accept the Offer and tender their Shares.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, including the continuation of the general economic recovery throughout most of the world during 2010, as well as matters specific to the Company’s business, including the success of the products of the Company’s customers in which the Company’s devices are incorporated, its access to sufficient wafer, assembly and test capacity, and its ability to achieve projected product costs and maintain spending at projected levels. Many of these matters are beyond the Company’s control and the continuing turmoil in general economic conditions and the uncertain level of future consumer spending, particularly in the United States and Chinese markets for mobile phones and the world-wide market for digital consumer electronic products such as set top boxes and digital TVs, create significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

Since the projections cover multiple fiscal quarters, and since the Company does not typically receive long-term commitments or long-term forecasts from its customers, such information by its nature becomes less reliable with each successive quarter. The financial projections were prepared solely for internal use, and for the use of ON Semiconductor, the California Micro Devices Board and their respective advisors in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company has made publicly available its actual results of operations for the quarter ended September 30, 2009, and its updated revenue and profit estimates for the quarter ended December 31, 2009. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and the Company’s Current Reports on Form 8-K dated October 29, 2009 and January 11, 2010, to obtain this information. See “Additional Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in these projections.

The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Projected Net Operating Loss: On December 7, 2009, the Company’s management provided ON Semiconductor financial information that estimated a projected net operating loss carryforward of approximately $59 million as of March 31, 2010.

Projected Depreciation: On December 7, 2009, the Company’s management provided ON Semiconductor and Needham & Company the following projected financial information regarding estimated depreciation, which information assumed that no fixed asset purchases would occur during the periods indicated:

(Estimated)	Calendar Year 2010
	For three months ended March 31, 2010	For three months ended June 30, 2010	For three months ended September 30, 2010	For three months ended December 31, 2010	For twelve months ended December 31, 2010
	($ in millions)
Depreciation	$0.2	$0.2	$0.2	$0.2	$0.8

Projected Capital Expenditures and Change in Working Capital: The Company’s management provided ON Semiconductor and Needham & Company the following projected financial information regarding estimated capital expenditures and changes in working capital:

(Estimated)	Calendar Year 2009		Calendar Year 2010
	For three months ended December 31, 2009	For twelve months ended December 31, 2009	For three months ended March 31, 2010	For three months ended June 30, 2010	For three months ended September 30, 2010	For three months ended December 31, 2010	For twelve months ended December 31, 2010
	($ in millions)
Capital expenditures	$0.05	$0.17	$0.27	$0.05	$0.10	$0.10	$0.52
Change in working capital	$0.3	$(3.4)	$(0.1)	$0.3	$1.0	$1.0	$2.2

2. Section (viii) of Item 8 of the Schedule 14D-9 (“Legal Proceedings Regarding the Offer”) is hereby amended and supplemented by adding the following information:

“On January 19, 2010, the Company entered into a memorandum of understanding with plaintiffs and the other defendants to settle the Madeiros lawsuit, the Israni lawsuit and the Varrenti lawsuit.

Under the terms of the memorandum of understanding, the Company, the other named defendants and the plaintiffs have agreed to settle the lawsuits, subject to court approval. As part of the settlement, the defendants deny all allegations of wrongdoing and deny that the previous disclosures were inadequate but the Company agreed to make available certain additional information to its stockholders, which is set forth above under the subheadings “Background of the Offer” in Item 4 — The Solicitation or Recommendation, “Opinion of California Micro Devices’ Financial Advisor” in Item 4 — The Solicitation or Recommendation, and “Projected Financial Information” in Item 8 — Additional Information, in this Schedule 14D-9. The memorandum of understanding further contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to members of the proposed settlement class. If finally approved by the court, the settlement will resolve all of the claims that were or could have been brought on behalf of the proposed settlement class in the action being settled, including all claims relating to the Offer, the Merger, the Merger Agreement, the adequacy of the merger consideration, the negotiations preceding the Merger Agreement, the adequacy and completeness of the disclosures made in connection with the Offer and the Merger and any actions of the individual defendants in connection with the Offer, the Merger or the Merger Agreement, including any alleged breaches of the fiduciary duties of any of the defendants, or the aiding and abetting thereof. If the court does approve of the settlement after a notice period, then all public stockholders who did not elect to opt out of such settlement will be bound thereby.

In addition, in connection with the settlement and as provided in the memorandum of understanding, and subject to approval by the court, the Company or its insurer will pay to plaintiffs’ counsel for their fees and expenses an amount not to exceed $495,000. This payment will not affect the amount of consideration to be paid to stockholders of the Company in connection with the Offer and the subsequent merger. Furthermore, any payment is also conditioned on the Offer being consummated so the Company’s stockholders will not indirectly bear such payment.

Under the terms of the Merger Agreement, the settlement is subject to the approval of ON Semiconductor, which may not be unreasonably withheld or delayed. ON Semiconductor has given its approval to the settlement described by the memorandum of understanding.

The Company and the other defendants maintain that the lawsuits are completely without merit. Nevertheless, in order to avoid costly litigation and eliminate the risk of any delay to the closing of the Offer and subsequent merger, and because the only effect of the settlement on the stockholders is to provide additional disclosure, the defendants have agreed to the settlement contemplated in the memorandum of understanding.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALIFORNIA MICRO DEVICES CORPORATION

Date: January 20, 2010	/s/ Robert V. Dickinson
Robert V. Dickinson President and Chief Executive Officer